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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)

                                Paul C. Heeschen
                              Heeschen & Associates
                       450 Newport Center Drive, Suite 450
                         Newport Beach, California 92660
                                  714-644-1850
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 1998
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see


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the Notes).


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  CUSIP NO.   253675                   13D        PAGE     2    OF    6    PAGES


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                               D.C.H., L.P.
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) X
                                                                (b)

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

           [ ]      Not applicable
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------

                        7   SOLE VOTING POWER

                               0
                      ----------------------------------------------------------

  NUMBER OF SHARES      8   SHARED VOTING POWER

   BENEFICIALLY                1,473,197 shares of Common Stock

     OWNED BY
                      ----------------------------------------------------------
  OWNED BY EACH         9   SOLE DISPOSITIVE POWER

  REPORTING PERSON             0

      PERSON
                      ----------------------------------------------------------
        WITH            10  SHARED DISPOSITIVE POWER

                               1,473,197 shares of Common Stock
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,473,197 shares of Common Stock
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           [ ]      Not applicable
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           24.8%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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CUSIP NO. 253675                       13D        PAGE     3    OF    6    PAGES


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                               Paul C. Heeschen
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) x
                                                                (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

           [ ]     Not applicable
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                               32,369 shares of Common Stock
                      ----------------------------------------------------------

  NUMBER OF SHARES      8   SHARED VOTING POWER

   BENEFICIALLY                1,729,111 shares of Common Stock

     OWNED BY
                      ----------------------------------------------------------
  OWNED BY EACH         9   SOLE DISPOSITIVE POWER

    REPORTING PERSON           32,369 shares of Common Stock

      PERSON
                      ----------------------------------------------------------
        WITH            10  SHARED DISPOSITIVE POWER

                               1,729,111 shares of Common Stock
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,761,480 shares of Common Stock
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           [ ]     Not applicable
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           29.6%
--------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                          PAGE           4      OF     6   PAGES


        This Amendment No. 3 amends the Schedule 13D, dated May 14, 1997, of D.C.H., L.P., a California limited partnership, and Paul C. Heeschen, the sole general partner of D.C.H., L.P. (the "Reporting Persons") with respect to the common stock, $0.01 par value per share, ("Common Stock") of Diedrich Coffee, Inc., as amended on June 10, 1997 and June 12, 1997.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Amendment No. 3 to Schedule 13D is filed to report (a) the purchase by D.C.H., L.P. from one or more sellers in the open market of 5,000 shares of Common Stock on June 11, 1997, 6,000 shares of Common Stock on June 12, 1997 and 20,000 shares of Common Stock on June 19, 1997, (b) the acquisition by Mr. Heeschen of 7,369 shares of Common Stock in July 1997 upon the dissolution of Diedrich Partners I, L.P. and the distribution of its assets to its limited partners, (c) the grant of options pursuant to the 1997 Non-Employee Director Stock Option Plan to purchase 10,000 shares of Common Stock which became exercisable on April 23, 1998 and (d) the grant of options pursuant to the 1996 Non-Employee Director Stock Option Plan to purchase 10,000 shares of Common Stock which will become exercisable on June 23, 1998. These acquisitions result in an increase in the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as reported on Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on June 12, 1997. D.C.H., L.P. purchased the shares of Common Stock with working capital funds as follows:

        June 11, 1997 - 5,000 shares at a weighted average purchase price of
          $3.4375 per share
        June 12, 1997 - 6,000 shares at a weighted average purchase price of
          $3.4376 per share
        June 19, 1997 - 20,000 shares at a weighted average purchase price of $3.34375 per share

        The shares distributed to Mr. Heeschen in July 1997 were purchased by Diedrich Partners I, L.P. (of which Mr. Heeschen was a limited partner) on June 29, 1995 at a purchase price of $1.433 per share. With respect to the options granted to Mr. Heeschen pursuant to the 1996 Non-Employee Director Stock Option Plan, options to purchase 5,000 shares are exercisable at $9.50 per share and options to purchase the remaining 5,000 shares are exercisable at $2.75 per share. The options to purchase 10,000 shares of Common Stock granted to Mr. Heeschen pursuant to the 1997 Non-Employee Director Stock Option Plan are exercisable at $2.75 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 3 to Schedule 13D that relate to the aggregate number and percentage of Common Stock beneficially owned by such persons are herein incorporated by reference.

               (b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 3 to Schedule 13D that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.


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                                          PAGE           5      OF     6   PAGES

               (c) Except as described herein, neither Reporting Person has effected any transaction relating to shares of Common Stock since the most recent filing on Schedule 13D.

               (d) As the sole general partner of D.C.H., L.P. with voting and investment power as to all of such shares beneficially owned by D.C.H., L.P., Mr. Heeschen is deemed to beneficially own all of the shares of Common Stock beneficially owned by D.C.H., L.P.

               (e) Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               99.1 Joint Filing Agreement (previously filed with the Schedule 13D, dated May 14, 1997).


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                                          PAGE           6      OF     6   PAGES

                                   SIGNATURES

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated:         April 23, 1998        D.C.H., L.P.,
                                     a California limited partnership

                                     By: /s/ PAUL C. HEESCHEN
                                         -------------------------------
                                         Paul C. Heeschen
                                         General Partner

                                     /s/ PAUL C. HEESCHEN
                                     -----------------------------------
                                     Paul C. Heeschen